Exhibit 11

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended March 31, 2009
Average shares outstanding – Basic	74.8

Effect of dilutive securities:
Stock options and other	.6
Average shares outstanding – Assuming dilution	75.4

Net income attributable to CPI	$16.8

Earnings per share of CPI:
Basic	$0.22
Diluted	$0.22